February 26, 2019
VIA EDGAR
Ms. Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Pacific Office Properties Trust, Inc. PRER14C filed February 21, 2019 File No. 1-09900 Amendment No. 1 to Schedule 13E-3 filed February 21, 2019 Filed by Shidler Equities L.P. et al. File No. 5-39689
Dear Ms. Chalk:
On behalf of our client, Pacific Office Properties Trust, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated February 22, 2019, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 2 to Schedule 14C (the “Information Statement”) and Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3”) that reflect the Company’s responses to your comments.
Schedule 14C
Summary of Financial Analysis by Duff & Phelps, page 21

1.
We note your response to comment 2 in our prior comment letter dated February 12, 2019. Please include the explanation of why you have not included the results of the DCF analysis on a per share basis in the filing and why you believe it is misleading in the context of this issuer. Alternatively, include those results with appropriate explanatory language.

Response: In response to the Staff’s comment, this explanation has now been included on page 24 of the Information Statement.

200 West Madison Street, Suite 3900 | Chicago, Illinois 60606 | T. 312.984.3100 | F. 312.984.3150 | bfkn.com

United States Securities and Exchange Commission
February 26, 2019

2.	Refer to comment 3 in our prior comment letter. Disclose in the summary by footnote or otherwise the comparable REITS this issuer and transaction.
Response: In response to the Staff’s comment, these REITs have been disclosed by footnote on page 24 of the Information Statement.

3.
We note your response to comment 4 in our prior comment letter. We further note the reference to “probable future outlook” information provided by management to Duff and Phelps in connection with its fairness analysis which information is referenced in the materials provided by Duff and Phelps and filed as Exhibit 1 to your amended Schedule 13E-3. As noted in our prior comment 4, projections and forecasts provided to the fairness advisor and used in its analysis must be summarized in the disclosure document.

We are not sure what “Argus models” are as referenced in your response letter, but if they include projected information, they should be summarized here.
Response: As noted in our prior response, Duff & Phelps did not receive projections or forecasts from management for the Company on a consolidated basis. Duff & Phelps received Argus models for each of the two wholly-owned properties. Argus models are commonly used in the real estate industry to help determine free cash flows and analyze values of real estate properties. The reference to the information provided by Company management relating to the “probable future outlook” of the Davies Pacific Center, the Waterfront Plaza and the Company is a reference to these Argus models.
The Argus models provided by management included information relating to rent rolls and building expenses for each of the properties. The projected annual free cash flows utilized in the DCF analysis were derived by Duff & Phelps based in part on the information included in the Argus models and in part on Duff & Phelps’ assumptions regarding market conditions over the next decade. In response to the Staff’s comment, the Company has expanded the disclosure beginning on page 23 of the Information Statement to include the projected annual free cash flows that formed the basis of Duff & Phelps’ valuation analysis and to explain more clearly how those projected annual free cash flows were derived.
We acknowledge and confirm on behalf of the filing persons on the Schedule 13E-3 that such filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

United States Securities and Exchange Commission
February 26, 2019

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (312) 984-3100.
Sincerely,

/s/ Jeremy R. Heckman

Jeremy R. Heckman

cc:    Lawrence J. Taff
    Pacific Office Properties Trust, Inc.